METALINK LTD.

                        CONSOLIDATED FINANCIAL STATEMENTS
                             AS OF DECEMBER 31, 2003

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                            Page

Report of Independent Auditors                                             2

Consolidated balance sheets as of December 31, 2003 and 2002               3

Consolidated Statements of Operations
for the years ended December 31, 2003, 2002 and 2001                       4

Statements of Changes in Shareholders' Equity
for the years ended December 31, 2003, 2002 and 2001                       5-6

Consolidated Statements of Cash Flows
for the years ended December 31, 2003, 2002 and 2001                       7-8

Notes to Consolidated Financial Statements                                 9-26

                         REPORT OF INDEPENDENT AUDITORS


To the Board of Directors and
Shareholders of Metalink Ltd.


We have audited the accompanying consolidated balance sheets of Metalink Ltd. ("the Company") and its subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2003 and 2002 and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.


Brightman Almagor & Co.
Certified Public Accountants
A member firm of Deloitte Touche Tohmatsu

Tel Aviv, Israel
January 26, 2004

                                  METALINK LTD.

                           CONSOLIDATED BALANCE SHEETS

                                                             December 31,
                                                       2 0 0 3        2 0 0 2
                                                   ------------    ------------
                                                         (in thousands)
ASSETS
Current assets
Cash and cash equivalents                             $  16,225      $ 9,158
Short-term investments (Note 3)                          12,967       20,691
Trade accounts receivable                                 3,252        1,036
Other receivables (Note 10)                                 614        1,444
Prepaid expenses                                            951          735
Inventories (Note 4)                                      4,434         3,904
                                                    ------------     -----------
Total current assets                                     38,443        36,968
                                                      -----------     ----------

Long-term investments (Note 3)                           35,013        46,197

Severance pay fund (Note 6)                               1,555         1,189

Property and equipment, net (Note 5)                      5,262         5,352
                                                    ------------    ------------

   Total assets                                      $   80,273    $   89,706
                                                    ============   ==========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
   Trade accounts payable                            $    1,651    $    1,750
   Other payables and accrued expenses
    (Note 10)                                             3,944         2,499
                                                   -------------   ------------
       Total current liabilities                          5,595         4,249
                                                   -------------   ------------

Accrued severance pay (Note 6)                            2,377         1,899

Shareholders' equity (Note 8)
   Ordinary shares NIS 0.1 par value
      (Authorized - 50,000,000 shares,
        issued and outstanding
       19,855,317 and 19,450,556
        shares as of
       December 31, 2003 and 2002,
        respectively)                                       596           586
Additional paid-in capital                              129,005       127,578
Deferred stock-based compensation                          (209)         (846)
Accumulated other comprehensive income                      268            40
Accumulated deficit                                     (47,474)      (33,915)
                                                     ------------  ----------
                                                         82,186        93,443
Treasury stock, at cost; 898,500 shares as of
   December 31, 2003 and 2002                            (9,885)       (9,885)
                                                     ------------   -----------
Total shareholders' equity                               72,301        83,558
                                                      ------------  -----------
     Total liabilities and shareholders' equity    $     80,273     $  89,706
                                                        ============ ==========

                     The accompanying notes are an integral part of the financial statements.

                                  METALINK LTD.

                      CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                               Year ended  December 31,
                                                                     -----------------------------------------
                                                                          2 0 0 3            2 0 0 2            2 0 0 1
                                                                     ----------------   -----------------   --------------
                                                                                        (in thousands
                                                                          except share and per share data)

Revenues (Note 11)                                                   $     14,943      $     6,636      $     14,049
Cost of revenues (Note 11):
Costs and expenses (excluding non-cash
   compensation of $51, $51 and $53, respectively)                          7,787            4,589             6,086
Royalties to the Government of Israel (Note 7)                                388              144               364
                                                                 ----------------    ---------------    -----------------
      Total cost of revenues                                                8,175             4,733            6,450
                                                                  ---------------    --------------    ----------------
  Gross profit                                                                6,768             1,903            7,599
                                                                   ---------------    --------------    ----------------

Operating expenses:
   Gross research and development (excluding non-cash
      compensation of $147, $165 and $188, respectively)                   16,349            15,240           17,060
Less - Royalty bearing grants                                               3,394             3,213            3,457
                                                                 ----------------   --------------    ----------------
Research and development, net                                              12,955            12,027           13,603
                                                                  ---------------   -------------    ---------------
Selling and marketing (excluding non-cash
   compensation of $236, $233 and $172, respectively)                       5,884             4,814            5,465
General and administrative (excluding non-cash
   compensation of $178, $350 and $332, respectively)                       2,560             2,884            3,526
Non-cash compensation                                                         612               799              745
                                                                -----------------   ---------------    -----------------
      Total operating expenses                                             22,011            20,524           23,339
                                                                  ---------------   -------------    --------------
Operating loss                                                            (15,243)          (18,621)         (15,740)
                                                                  ---------------   ------------    --------------

Interest income, net                                                        1,684             2,283            4,629
                                                                  ---------------     -------------    ----------------

Net loss                                                                  (13,559)     $    (16,338)   $     (11,111)
                                                                    =============     ============   =============

Loss per ordinary share:
   Basic                                                             $      (0.73)      $     (0.89)   $       (0.61)
                                                                   ==============     ==============   ===============
   Diluted                                                           $      (0.73)      $     (0.89)   $       (0.61)
                                                                   ==============     ==============   ===============

Shares used in computing loss per ordinary share:
   Basic                                                               18,638,398        18,407,190       18,260,798
                                                                      ===========      ==========          ===========
   Diluted                                                             18,638,398        18,407,190       18,260,798
                                                                       ==========       ==========         ===========


                     The accompanying notes are an integral part of the financial statements.

                                  METALINK LTD.

                  STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                        (in thousands, except share data)

                                                                            Def-              Accum-
                                                                            erred             ulated             Total
                                                                    Addi-   stock-  Treas-    other              compre-
                                     Number of   Number of          tional  based   sury      comp-      Accum-  hensive
                                     outstanding treasury   Share   paid-in compen- stock     rehensive  ulated  cincome
                                       shares    shares     capital capital sation  (at cost) income     deficit (loss)      Total
 Balance at
  January 1, 2001                    18,832,024  (40,000)   $ 574   $125,942 $(2,026) $(392)   $   -     $(6,466)           $117,632
 Changes during 2001:
  Purchase of treasury stock                 -  (858,500)      -         -      -    (9,493)       -          -     -        (9,493)
  Exercise of employee options
    and shares                          362,964      -          6        718    -        -         -          -     -            724
  Deferred stock-based compensation
    related to stock option grants
    to consultants                           -       -          -        428   (428)     -         -          -     -             -
  Cancellation of deferred
    stock-based compensation due
    to resignation of                        -       -          -        (59)    59      -         -          -     -             -
    employees
  Amortization of deferred
    stock-based compensation                 -       -          -          -    745      -         -          -     -           745
  Loss for the year                          -       -          -          -      -      -         -     (11,111) (11,111)  (11,111)
   Total comprehensive loss                                                                                    $  (11,111)
Balance at
  December 31, 2001                  19,194,988 (898,500)     580     127,029(1,650) (9,885)       -     (17,577)             98,497


Changes during 2002:
Exercise of employee
  options and shares                    255,568      -          6         554     -      -         -          -     -            560
Deferred stock-based
  compensation related to
 stock option grants to
 consultants                                 -       -          -           4     (4)    -         -          -     -              -
Cancellation of deferred
 stock-based
  compensation due to
  resignation of                             -       -          -          (9)     9     -         -          -     -              -
  employees
Amortization of
  deferred stock-based
  compensation                               -       -          -           -    799     -         -          -     -            799
Other comprehensive income:
Unrealized gain on marketable securities     -       -          -           -     -      -        40          -    40             40
Loss for the year                            -       -          -           -     -      -        -      (16,338) (16,338)  (16,338)
Total comprehensive loss
                                                                                                                 $(16,298)
Balance at
 December 31, 2002                   19,450,556 898,500   $   586     $ 127,578 $(846) $(9,885) $ 40    $(33,915)   -        $83,558




                               The accompanying notes are an integral part of
the financial statements.

                                  METALINK LTD.

                  STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                        (in thousands, except share data)


                        (in thousands, except share data)

                                                                            Def-              Accum-
                                                                            erred             ulated             Total
                                                                    Addi-   stock-  Treas-    other              compre-
                                     Number of   Number of          tional  based   sury      comp-      Accum-  hensive
                                     outstanding treasury   Share   paid-in compen- stock     rehensive  ulated  cincome
                                       shares    shares     capital capital sation  (at cost) income     deficit (loss)      Total
 Balance at
  January 1, 2002                    19,450,556  898,500     $586   $127,578 $(846)  $(9,885)  $ 40      $(33,915)   -      $83,558
Changes during 2003:
 Exercise of employee
   options                              400,761      -         10      1,426     -        -       -           -      -        1,436
 Exercise of consultant
   options                                4,000      -         -          20     -        -       -           -      -           20
 Deferred stock-based
   compensation related to
   stock option grants to
   consultants                               -       -         -          12   (12)       -       -           -      -           -
 Cancellation of deferred
   stock-based compensation
   due to  resignation of                    -       -         -         (31)   31        -       -           -      -           -
   employees
 Amortization of deferred
   stock-based
   compensation                              -       -         -           -   618        -       -           -      -           618
 Other comprehensive income:
   Unrealized gain on
   marketable securities                     -       -         -           -     -        -      228          -     228          228
 Loss for the year                           -       -         -           -     -        -       -     (13,559) (13,559)   (13,559)
   Total comprehensive loss                                                                                     $(13,331)
 Balance at
    December 31, 2003              19,855,317    898,500    $ 596    $ 129,005 $(209) $(9,885) $ 268    $(47,474)           $ 72,301



                               The accompanying notes are an integral part of
the financial statements.

                                  METALINK LTD.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS



                                                                                Year ended December 31,
                                                                         2 0 0 3           2 0 0 2           2 0 0 1
                                                                       ------------     ------------      ------------
                                                                                          (in thousands)



Cash flows from operating activities:
Net loss                                                               $  (13,559)     $     (16,338)      $  (11,111)
Adjustments to reconcile net loss to net cash
   used in operating activities (Appendix A)                                3,008              4,244            4,092
                                                                    --------------       -------------      -------------
Net cash  used in operating activities                                    (10,551)           (12,094)          (7,019)
                                                                      ------------       ------------       ------------

Cash flows from investing activities:

Purchase of marketable debt securities and
   certificates of deposits                                               (11,143)          (171,758)        (262,189)
Proceeds from maturity and sales of marketable debt
   securities and certificates of deposits                                 29,296            177,342          289,156
Purchase of property and equipment                                         (1,991)              (838)          (4,084)
                                                                          --------         -----------        --------
Net cash provided by  investing activities                                 16,162              4,746           22,883
                                                                       -----------       -------------        -------

Cash flows from financing activities:
Proceeds from issuance of shares and exercise
   of options, net                                                          1,456                560              724
Purchase of treasury stock                                                      -                  -           (9,493)
                                                                 -----------------         ----------          --------
Net cash provided by (used in) financing activities                         1,456                560           (8,769)
                                                                         --------         -----------          --------

Increase (decrease)  in cash and cash equivalents                           7,067             (6,788)           7,095
Cash and cash equivalents at beginning of year                              9,158             15,946            8,851
                                                                           ------        ------------      -------------
Cash and cash equivalents at end of year                             $     16,225       $      9,158       $   15,946
                                                                     ============        ============        ==========




                     The accompanying notes are an integral part of the financial statements.

                                  METALINK LTD.

                APPENDIX TO CONSOLIDATED STATEMENTS OF CASH FLOWS



                                                                                              Year ended December 31,
                                                                                       ---------------------------------
                                                                                         2 0 0 3       2 0 0 2       2 0 0 1
                                                                                       -----------   -----------   -----------
                                                                                                      (in thousands)
                                                                                       ------------------------------------------

Appendix A

Adjustments to reconcile net loss to net cash used in operating activities:

Depreciation and amortization                                                        $    1,985      $  3,033      $  1,937
Amortization of marketable debt securities and deposit
premium and accretion of discount                                                           863           979           190
Increase in accrued severance pay, net                                                      112            58           216
Amortization of deferred stock-based compensation                                           618           799           745
Capital loss                                                                                 96             -             -

Changes in assets and liabilities:

Decrease (increase) in assets:
   Trade accounts receivable                                                             (2,216)           930         1,816
   Other receivables and prepaid expenses                                                   734             51         1,876
   Inventories                                                                             (530)        (1,098)         (793)
Increase (decrease) in liabilities:
   Trade accounts payable                                                                   (99)           277        (2,158)
   Other payables and accrued expenses                                                    1,445           (785)          263
                                                                                     -----------      ---------    ----------
                                                                                     $    3,008      $   4,244      $  4,092
                                                                                     ==========       =========     ========


                     The accompanying notes are an integral part of the financial statements.

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1  -  GENERAL

Metalink Ltd. (the "Company"), an Israeli fabless semiconductor Company, develops and markets high performance broadband access chip sets used by telecommunications and networking equipment makers. Company's broadband silicon solutions enable, very high speed streaming video, voice and data transmission and delivery throughout worldwide communication networks. The Company operates in one business segment. The Company generates revenues from its products mainly in North America, Asia and Europe.

NOTE 2  -  SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

A. Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

B. Financial Statements in U.S. Dollars

The reporting currency of the Company is the U.S. dollar ("dollar" or "$"). The currency of the primary economic environment in which the operations of the Company and its subsidiaries are conducted is the dollar, and the dollar has been determined to be the Company's functional currency.

Transactions and balances originally denominated in dollars are presented at their original amounts. Non- dollar transactions and balances have been remeasured into dollars in accordance with the principles set forth in Statement of Financial Accounting Standard ("SFAS") No. 52. All exchange gains and losses from remeasurement of monetary balance sheet items resulting from transactions in non-dollar currencies are reflected in the statement of operations as they arise.

C. Principles of Consolidation

The consolidated financial statements include the financial statements of the Company and its wholly- owned subsidiaries. All material inter-company transactions and balances have been eliminated.

D. Cash Equivalents

Cash equivalents consist of short-term, highly liquid investments that are readily convertible into cash with original maturities when purchased of three months or less.

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2  -  SIGNIFICANT ACCOUNTING POLICIES (Cont.)

E. Marketable Debt Securities

The Company accounts for its investments in marketable securities In accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities".

Management determines the appropriate classification of its investments in marketable debt securities at the time of purchase and reevaluates such determinations at each balance sheet date. Held-to-maturity securities include debt securities for which the Company has the intent and ability to hold to maturity. Debt securities for which the Company does not have the intent or ability to hold to maturity are classified as Available-for-sale.

As of December 31, 2003 and 2002 all marketable debt securities are designated as available-for-sale and accordingly are stated at fair value, with the unrealized gains and losses reported as a separate component of shareholders' equity under Accumulated other comprehensive income. Realized gains and losses on sales of investments, as determined on a specific identification basis, are included in the consolidated statement of operations.

F. Inventories

Inventories are stated at the lower of cost or market. Cost is determined as follows: Raw materials, components and finished products - on the moving average basis. Work-in-process - on the basis of actual manufacturing costs.

G. Property and Equipment

Property and equipment are stated at cost. Depreciation is calculated by the straight-line method over the estimated useful lives of assets, as follows:

Computers and  manufacturing  equipment      3-7 years
Furniture and fixtures                       10-15 years

Leasehold improvements are amortized by the straight-line method over the shorter of the term of the lease or the estimated useful life of the improvements.

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2  -         SIGNIFICANT ACCOUNTING POLICIES (Cont.)
------            -------------------------------

G. Property and Equipment (Cont.)

The Company periodically assesses the recoverability of the carrying amount of property and equipment based on expected undiscounted cash flows. If an asset's carrying amount is determined to be not recoverable, the Company recognizes an impairment loss based upon the difference between the carrying amount and the fair value of such assets, in accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets".

H. Revenue Recognition

The Company recognizes revenue upon the shipment of its products to the customer provided that persuasive evidence of an arrangement exists, title has transferred, the price is fixed, collection of resulting receivables is probable and there are no remaining significant obligations. The company generally provides a warranty period for up to 12 months at no extra charge. No warranty provision has been recorded for any of the reported periods, since based on the past experience, such amounts have been insignificant.

I. Research and Development Expenses

Research and development expenses, net of third-party grants, are expensed as incurred. The Company has no obligation to repay the grants, if sales are not generated.

J. Deferred Income Taxes

Deferred income taxes are provided for temporary differences between the assets and liabilities, as measured in the financial statements and for tax purposes, at tax rates expected to be in effect when these differences reverse, in accordance with SFAS 109.

K. Net Loss Per Ordinary  Share

Basic and diluted net loss per share have been computed in accordance with SFAS No. 128 using the weighted average number of ordinary shares outstanding. Basic loss per share exclude any dilutive effect of options and warrants. A total of 560,547, 282,016 and 764,042 incremental shares were excluded from the calculation of diluted net loss per ordinary share for 2003, 2002 and 2001, respectively due to the anti-dilutive effect.

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2   -        SIGNIFICANT ACCOUNTING POLICIES (Cont.)
------            -------------------------------

L. Stock-based compensation

The Company accounts for employee stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and in accordance with FASB Interpretation No. 44 ("FIN 44"). Pursuant to these accounting pronouncements, the Company records compensation for stock options granted to employees over the vesting period of the options based on the difference, if any, between the exercise price of the options and the market price of the underlying shares at that date. With respect to variable awards, changes in the market price of the underlying shares at each balance sheet date affect the aggregate amount of compensation recorded. Deferred compensation is amortized to compensation expense over the vesting period of the options. For purposes of estimating fair value in accordance with SFAS 123, the Company utilized the Black- Scholes option-pricing model. The following assumptions were utilized in such calculations for the years 2003, 2002 and 2001 (all in weighted averages):


                               2 0 0 3         2 0 0 2        2 0 0 1
                            -----------     -----------       ------
Risk-free interest rate         3.22%           2.60%          6.50%
Expected life of options        5 year          5 year        5 years
Expected volatility               57%             70%           109%
Expected dividend yield         none            none           none

Had compensation cost for the Company's stock option plans been determined based on fair value at the grant dates for all awards made in 2003, 2002 and 2001 in accordance with SFAS 123, as amended by SFAS 148, the Company's pro forma loss per share would have been as follows:

                                               2 0 0 3          2 0 0 2           2 0 0 1
                                            -----------         -----------       ---------
                                                          (in thousands)
Pro forma Net loss
Net loss for the year, as reported           $ (13,559)         $ (16,338)       $ (11,111)
Deduct  - stock-based compensation
  determined under APB-25                          284                464              123
Add - stock-based compensation
  determined under SFAS 123                     (3,241)            (3,686)          (4,418)
                                           ------------       ------------     ------------
Pro forma net loss                           $ (16,516)         $ (19,560)       $ (15,406)
                                             ==========         ==========       ==========


Diluted net loss per share:
As reported                                 $    (0.73)        $    (0.89)      $    (0.61)
Pro forma                                   $    (0.89)        $    (1.06)      $    (0.85)
                                            ===========        ===========      ===========

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2   -        SIGNIFICANT ACCOUNTING POLICIES (Cont.)
------            -------------------------------

M. Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, bank deposits, marketable securities and trade receivables.

(i) As of December 31, 2003 and 2002, the Company had cash and cash equivalents, short-term and long-term investments totaling $64,205,000 and $76,046,000, respectively, most of which are deposited in major U.S. financial institutions. Management believes that the financial institutions holding the Company's cash and cash equivalents and its deposits are financially sound. In addition, the marketable debt securities held by the Company consist of highly-rated corporate bonds and U.S. quasi-governmental agencies. Accordingly, limited credit risk exists with respect to this item.

(ii) Most of the Company's revenues are generated in North America, Asia and Europe from a small number of customers (see Note 11), mainly large industrial corporations. The Company generally does not require security from its customers. The Company maintains an allowance for doubtful accounts, which management believes adequately covers all anticipated losses in respect of trade receivables. As of December 31, 2003 and 2002 the amount for doubtful accounts were $4,000 and $96,000 respectively.

         N. Concentrations of Available Sources of Supply of Products

Certain components used in the Company's products are currently available to the Company from only one source and other components are currently available from only a limited number of sources. The Company does not have long-term supply contracts with its suppliers. In addition, the Company employs several unaffiliated subcontractors outside of Israel for the manufacture of its chipsets. While the Company has been able to obtain adequate supplies of components and has experienced no material problems with subcontractors to date, in the event that any of these suppliers or subcontractors is unable to meet the Company's requirements in a timely manner, the Company may experience an interruption in production. Any such disruption, or any other interruption of such suppliers' or subcontractors' ability to provide components to the Company and manufacture its chipsets, could result in delays in making product shipments, which could have a material adverse impact on the Company's business, financial condition and results of operations.

         O.       Fair Value of Financial Instruments

The financial instruments of the Company consist mainly of cash and cash equivalents, short-term investments, current accounts receivable, long-term investments, accounts payable and accruals. In view of their nature, the fair value of the financial instruments included in working capital and long term investments of the Company is usually identical or substantially similar to their carrying amounts.

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2   -        SIGNIFICANT ACCOUNTING POLICIES (Cont.)
------            -------------------------------

         P.       Reclassification

Certain prior years amounts have been reclassified in conformity with current year's financial statement.

         Q. Effects of recently issued accounting standards

In January 2003, the FASB issued Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, and Interpretation of ARB 51." The primary objectives of this interpretation are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights ("variable interest entities") and how to determine when and which business enterprise (the "primary beneficiary") should consolidate the variable interest entity. This new model for consolidation applies to an entity in which either (i) the equity investors (if any) do not have a controlling financial interest; or (ii) the equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support from other parties. In addition, FIN 46 requires that the primary beneficiary, as well as all other enterprises with a significant variable interest in a variable interest entity, make additional disclosures. Certain disclosure requirements of FIN 46 were effective for financial statements issued after January 31, 2003. In December 2003, the FASB issued FIN 46 (revised December 2003), "Consolidation of Variable Interest Entities" ("FIN 46-R") to address certain FIN 46 implementation issues. The effective dates and impact of FIN 46 and FIN 46-R are as follows: (i) Special-purpose entities ("SPEs") created prior to February 1, 2003. The Company must apply either the provisions of FIN 46 or early adopt the provisions of FIN 46-R at the end of the first interim or annual reporting period ending after December 15, 2003. (ii) Non-SPEs created prior to February 1, 2003. The Company is required to adopt FIN 46-R at the end of the first interim or annual reporting period ending after March 15, 2004. (iii) All entities, regardless of whether an SPE, that were created subsequent to January 31, 2003. The provisions of FIN 46 were applicable for variable interests in entities obtained after January 31, 2003. The adoption FIN 46-R did not, and is not expected to, have a material impact on the Company's consolidated financial position, consolidated results of operations, or liquidity.

In April 2003, the FASB issued SFAS No. 149, "Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. In particular, this Statement clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative. It also clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS No. 149 is generally effective for contracts entered into or modified after June 30, 2003. The adoption of SFAS No. 149 did not have an impact on the Company's financial statements.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 establishes standards for how a company classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify certain financial instruments as a liability (or as an asset in some circumstances). SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have an impact on the Company's financial statements.

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3   -        INVESTMENT IN MARKETABLE SECURITIES AND DEPOSITS
------            ------------------------------------------------

         A. Short-term investments

      Comprised as follows:
                                                  December 31,
                                         2 0 0 3                   2 0 0 2
                                     ---------------            ------------
                                                 (in thousands)

Certificates of deposit                 $     6,638            $   14,118
Corporate bonds                               5,514                 6,573
U.S. quasi-governmental agencies                815                     -
                                     ---------------         -------------
                                         $   12,967            $   20,691
                                        ============          ============


         B. Long-term investments
                                                  December 31,
                                           2 0 0 3                  2 0 0 2
                                       ---------------         ----------------
                                                  (in thousands)


Certificates of deposit                   $   18,514           $    20,146
Corporate bonds                               16,499                17,051
U.S. quasi-governmental agencies                   -                 9,000
                                      ------------------        --------------
                                          $   35,013            $   46,197
                                         ============          ============



                  As of December 31, 2003 the aggregate maturities of marketable debt securities and deposits are as follows:

                  Year              (in thousands)
                  2005                    $20,838
                  2006                      9,522
                  2007                      4,653

As of December 31, 2003 and 2002, all the investments are classified in accordance with SFAS115 as Available for sale.

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4   -        INVENTORIES

                  Comprised as follows:
                                                       December 31,
                                           2 0 0 3                    2 0 0 2
                                         -----------                ---------
                                                        (in thousands)
Raw materials and components             $       709             $     945
Work-in-process                                  214                   629
Finished products                              3,511                 2,330
                                         ---------------        --------------
                                         $     4,434             $   3,904
                                         ==============         =============

                  The balances are net of write-downs of $844,000 and $619,000 as of December 31,2003 and 2002, respectively.

NOTE 5   -        PROPERTY AND EQUIPMENT

                  Comprised as follows:
                                                     December 31,
                                             2 0 0 3              2 0 0 2
                                            ---------           ---------
                                                     (in thousands)
Cost:

Computers and manufacturing equipment     $   11,638            $   10,456
Furniture and fixtures                           550                   534
Leasehold improvements                           864                   850
                                      --------------       ---------------
                                          $   13,052            $   11,840
                                        ============          ============

Accumulated depreciation and amortization:

Computers and manufacturing equipment    $     7,364           $     6,199
Furniture and fixtures                           148                    98
Leasehold improvements                           278                   191
                                      ---------------       ---------------
                                         $     7,790           $     6,488
                                       =============         =============

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6   -        ACCRUED SEVERANCE PAY, NET

The Company's liability for severance pay is calculated in accordance with Israeli law based on the latest salary paid to employees and the length of employment in the Company. The Company's liability for severance pay is fully provided for. Part of the liability is funded through individual insurance policies. The policies are assets of the Company and, under labor agreements, subject to certain limitations; they may be transferred to the ownership of the beneficiary employees.

The severance pay expenses for the years ended December 31, 2003, 2002 and 2001 were $697,000, $538,000 and $831,000, respectively.

The Company has no liability for pension expenses to its employees.


NOTE 7   -        COMMITMENTS AND CONTINGENT LIABILITIES

                  A.       Royalties

(i) The Company is committed to pay royalties to the Government of Israel on proceeds from the sale of products in the research and development of which the Government has participated by way of grants, up to the amount of 100%-150% of the grants received plus interest at LIBOR rate (in dollar terms). The royalties are payable at a rate of 4% for the first three years of product sales and 4.5% thereafter. The total amount of grants received, net of royalties paid or accrued, as of December 31, 2003 was $16,302,000. The research and development grants are presented in the statements of operations as an offset to research and development expenses. The refund of the grants is contingent upon the successful outcome of the research and development and the attainment of sales, the Company has no obligation to refund these grants, if sales are not generated. The financial risk is assumed completely by the Government of Israel. The grants are received from the Government on a project by project basis. If the project fails the Company has no obligation to repay any grant received for the specific unsuccessful or aborted project.

Royalty expenses to the Government of Israel for the years ended December 31, 2003, 2002 and 2001 were $388,000, $144,000 and $364,000, respectively.

(ii) The Company is obligated to pay royalties to certain parties, based on agreements which allow the Company to incorporate their products into the Company's products. Royalty expenses to these parties for the years ended December 31, 2003, 2002 and 2001 were $231,000, $80,000 and $22,000 respectively.

                  B.       Lease Commitments

(i) The premises of the Company in Israel are rented under an operating lease agreement expiring in September 2010. In addition, the premises of the subsidiary in the United States are rented under two operating lease agreements: until March 2005, with an option to extend the lease for two additional five-year periods, and until November 2006.

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7   -        COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)
------            --------------------------------------

                  B. Lease Commitments (Cont.)

Future aggregate minimum annual rental payments pursuant to the existing lease commitments in effect as of December 31, 2003, are as follows:

                          Year (in thousands)

                              2004                                    $   1,077
                              2005                                          960
                              2006                                          923
                              2007                                          905
                              2008 and thereafter                         2,491

The Company arranged for a bank guarantee in favor of the lessors of the premises in Israel and in United States totaling $228,000. Total rent expenses for the years ended December 31, 2003, 2002 and 2001 were $983,000 $936,000 and $957,000, respectively.

(ii) The Company leases its motor vehicles under cancelable operating lease agreements, for periods through 2006. The minimum payment under these operating leases upon cancellation of these lease agreements, amounted to $209,000 as of December 31, 2003. Lease expenses for the years ended December 31, 2003, 2002 and 2001, were $716,000, $732,000 and $720,000, respectively.

                  C.       Legal Claim

On July 9, 1998, a former employee filed a claim against the Company in the Tel Aviv District Labor Court for the issuance to him of ordinary shares, the payment on his behalf of any taxes relating to such issuance and certain other payments and damages. Pursuant to the court's order, and based on agreements between the parties following a mediation process, the Company issued 75,765 ordinary shares (which are held in trust) in favor of the former employee in March 2001. The Company had previously granted this employee options to purchase said shares. In addition, in January 2002, the Company paid the former employee $16,000 in payment of statutory severance pay and reimbursement of travel expenses. In September 2002, the Company paid $391,000 in damages to the former employee pursuant to an arbitrators' judgment following the first stage of arbitration between the parties.

In December 2003 the former employee filed a second claim before the arbitrators in the sum of $ 3.9 million for financial damages in connection with the alleged delay in issuing the shares to the former employee. The Company filed a claim against the former employee stating that the former employee is not entitled to said amount and that he should compensate the Company in the sum of $ 950,000 for damages he caused the Company, and in addition that the former employee should refund the $435,000 already paid to him according to the judgment from the first stage of the arbitration, and the $35,000 paid as statutory severance pay and reimbursement of travel expenses. Pursuant to agreement between the parties, these claims were to have been submitted to mediation before the arbitrators, prior to commencement of the second stage of the arbitration.

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7   -        COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)
------            --------------------------------------

                  C. Legal Claim (Cont.)

During mediation proceedings, the former employee refused to continue to adjudicate the dispute before the mediators and the 45-day mediation proceedings have ended without success.

In the beginning of 2004 the parties failed to reach agreement as to identity of the arbitrators who will adjudicate the claims in the second phase of the arbitration and the former employee filed a motion petitioning the court to appoint an arbitrator. The Company has yet to file its response to this motion and the court has in any event not ruled on the motion. The parties have agreed that statements of defense in the second phase of the arbitration will only be filed after the arbitrator or arbitrators are appointed.

The Company believes that the resolution of this matter will not have a material adverse effect on the Company's results of operations, liquidity, or financial condition, nor cause a material change in the number of our outstanding ordinary shares, but there can be no assurance that the Company will necessarily prevail, due to the inherent uncertainties in litigation.


NOTE 8   -        SHARE CAPITAL

A. In December 1999, the Company completed an initial public offering in the United States and issued 4,600,000 ordinary shares (including the underwriters' over-allotment) for net proceeds of $49,838,000. Following the public offering, the Company's shares are traded on the Over-the-counter market and are listed on the NASDAQ National Market. In March 2000, the Company completed a second public offering in the United States and issued 1,500,000 ordinary shares for net proceeds of $ 62,702,000. Since December 2000, the shares of the Company are also traded on the Tel-Aviv Stock Exchange. In October 2000 and March 2001, the Board of Directors of the Company approved the purchase of up to 1,000,000 of the Company's ordinary shares for up to $10,000,000. Through December 31, 2003, the Company had purchased 898,500 of its ordinary shares, in the aggregate amount of $9,885,000.

                  B.       Employee Stock Purchase Plan

During 2000, the Board of Directors approved an Employee Stock Purchase Plan (the "ESPP"), effective October 2000. Under the ESPP, the maximum number of shares to be made available is 160,000 with an annual increase to be added on the first day of the year commencing 2001 equal to the lesser of 140,000 shares or 3/4 % of the outstanding shares on such date or a lesser amount determined by the Board of Directors. Any employee of the Company is eligible to participate in the ESPP. Employee stock purchases are made through payroll deductions. Under the terms of the ESPP, employees may not deduct an amount exceeding $25,000 in total value of stock in any one year. The purchase price of the stock will be 85% of the lower of the fair market value of an ordinary share on the first day of the offering period and the fair market value on the last day of the offering period. The offering period was determined to be six months. The ESPP shall terminate on October 31, 2010, unless terminated earlier by the Board of Directors. As of December 31, 2003, 271,713 ordinary shares were issued under the ESPP, and an additional 165,510 ordinary shares are reserved for issuance.

During 2003 no shares were issued under the ESPP.

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8   -        SHARE CAPITAL (Cont.)
------            -------------

                  C.       Stock Options

1. Under the Company's six Stock Option Plans (the "Plans"), up to 6,300,645 options approved to be granted to employees and directors of the Company or its subsidiary.

2. Pursuant to the Plans, as of December 31, 2003, an aggregate of 1,615,887 options of the Company are still available for future grants.

3. The options granted vest over periods ranging from one to five years from the date of the grant, and most of them will expire after 10 years from the date of the grant. With respect to options granted at exercise prices below the fair market value of the underlying shares at the date of grant, deferred compensation is recorded and charged to earnings over the vesting period of the options in accordance with APB 25 and FIN 44.

A summary of the status of the Company's stock option plans as of December 31, 2003, 2002 and 2001 and changes during the years then ended are as follows:

                                                      December 31, 2003             December 31, 2002          December 31, 2001
                                                 ---------------------------   -----------------------   -------------------------
                                                                   Weighted                     Weighted                    Weighted
                                                                   average                      average                     average
                                                                  exercise                     exercise                    exercise
                                                   Shares           price        Shares          price         Shares        price
               Options outstanding at
                  Beginning of year               3,685,626 $          6.59    3,666,381    $       7.00    3,715,822 $       7.59
                  Granted during year               244,250            6.09      360,447            3.27      837,100         5.09
                  Forfeited during year            (385,036)           9.09     (275,126)           8.79     (681,563)        9.46
                  Exercised during year            (400,761)           3.58      (66,076)         1.93       (204,978)        1.72
                                                 -----------                   ----------                  -----------

                  Outstanding at end of year       3,144,079           6.63     3,685,626           6.59     3,666,381        7.00
                                                  ==========                   ==========                   ==========

                  Options exercisable at end
                    of year                        2,349,473$          6.69     2,218,214   $       6.52     1,654,630$       6.46
                                                  ==========                   ==========                   ==========

                  Weighted average fair
                    value of options granted
                    during year               $         3.16               $         1.51                $        3.03
                                              ==============               ==============                =============

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8   -        SHARE CAPITAL (Cont.)
------            -------------

                  C. Stock Options (Cont.)

The following table summarizes information relating to stock options outstanding as of December 31, 2003:

                                Options outstanding                                                    Options exercisable

                                                                        Weighted
                                               Number                average        Weighted             Number            Weighted
                                           outstanding at           remaining        average         exercisable at         average
                                            December 31,           contractual      exercise          December 31,         exercise
                  Exercise price                  2003           life (in years)      price               2003               price
                  -----------------------------------------      --------------- ---------------     --------------     ------------
                  $ 0.00 - 2.66                392,603               12.43        $      1.54            327,839          $    1.40
                  $ 2.76 - 3.28                281,200                8.24               3.04            168,750               3.06
                  $ 3.39 - 4.00                514,087                5.41               3.89            424,652               3.93
                  $ 4.15 - 5.00                572,122                6.21               4.82            449,409               4.94
                  $ 5.04 - 7.00                199,600                9.50               6.70             19,800               5.89
                  $ 7.31 - 8.95                405,542                6.27               7.84            325,725               7.80
                  $ 9.00 - 22.06               778,925                6.73              13.00            633,298              12.93
                                            ----------                                                ----------
                                             3,144,079                7.38        $      6.63          2,349,473          $    6.69
                                             =========                                                 =========

                  D. Options issued to consultants

In April 2000, the Company adopted the "Share Option Plan - 2000" to provide for the grant of options to members of the advisory board of the Company and independent contractors. The options are exercisable over five years. As of December 31, 2003, 224,000 options had been granted (8,000,16,000 and 97,000 in 2003, 2002 and 2001 respectively) under this plan to certain sales representatives and advisors of the Company at an exercise price of $ 1.85 - $
15.75 per share. The Company accounted for these options under the fair value method of FAS No. 123 and EITF 96-18. The fair value was determined using the Black-Scholes pricing model with the following assumptions: risk-free interest rate of 2.6%-6.50%; volatility rate of 56.9%- 108.9%; dividend yields of 0% and an expected life of one to five years. The Company recorded deferred stock-based compensation of $12,000, $4,000 and $428,000 for the years 2003, 2002 and 2001, respectively. Compensation expenses of $334,000, $334,000 and $257,000 were recognized for the years ended December 31, 2003, 2002 and 2001, respectively.

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9   -        TAXES ON INCOME

                  A.       Taxation under Various Laws

The Company and its subsidiaries are assessed for tax purposes on an unconsolidated basis. The Company is assessed under the provisions of the Israeli Income Tax Law (Inflationary Adjustments), 1985, pursuant to which results for tax purposes are measured in NIS in real terms in accordance with changes in the Israeli CPI.

The Company's foreign subsidiaries are subject to the tax rules in their countries of incorporation. The production facilities of the Company have been granted "approved enterprise" status in two separate programs under the Law for the Encouragement of Capital Investments, 1959, as amended. Under this law, income attributable to each of these enterprises, is fully exempt from tax for two years, commencing with the first year in which such enterprise generates taxable income, and is entitled to a reduced tax rate (25%) for a further eight years, respectively. The expiration date of the period of benefits is limited to the earlier of twelve years from commencement of production or fourteen years from the date of the approval. As of December 31, 2003, the period of benefits had not yet commenced. Income derived from sources other than the "approved enterprise" is taxable at the ordinary corporate tax rate of 36%.

In the event of a distribution of cash dividends to shareholders of earnings subject to the exemption, the Company will be liable to tax at a rate of 25%.


                  B.       Losses from Continuing Operations

                                           Year ended December 31,
                             --------------------------------------------------
                                   2 0 0 3          2 0 0 2         2 0 0 1
                              -------------------------------------------------
                                               (in thousands)
Israeli company                 $  (12,337)     $  (15,109)   $    (9,262)
U.S. subsidiary                     (1,222)         (1,229)        (1,849)
                              -------------   -------------  -------------
                                $  (13,559)     $  (16,338)    $  (11,111)
                                ===========     ===========    ===========

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9   -        TAXES ON INCOME (Cont.)
------            ---------------

                  C.       Theoretical Income Taxes

The following is a reconciliation of the taxes on income assuming that all income is taxed at the ordinary statutory corporate tax rate in Israel and the effective income tax rate:

                                              Year ended December 31,
                                     ------------------------------------------
                                       2 0 0 3          2 0 0 2         2 0 0 1
                                     ------------------------------------------
                                                  (in thousands)
Net loss as reported in the
consolidated statement of operations  $ (13,559)     $  (16,338)    $  (11,111)

Theoretical tax on the above amount      (4,881)         (5,882)        (4,000)

Tax benefit arising from the approved
enterprise                                3,824           4,684          2,871
Increase in valuation allowance           1,014           1,161          1,451
Permanent differences, net                   43              37          (322)
                                         -------        --------        -------
Effective income tax rate               $     -       $        -        $     -
                                       =========         =======        ========

                  D.       Deferred Taxes

                           The main components of the Company's deferred tax
assets are as follows:

                                                         December 31,
                                        ------------------------------------
                                                  2 0 0 3          2 0 0 2
                                       -----------------------------------
                                                        (in thousands)
Deferred tax assets
Net operating loss carry forwards
in Israel                                $        2,544    $     2,170
Net operating loss carry forwards
of non-Israeli subsidiary                         1,344          1,326
Other reserve and allowances                        677             55
                                              ----------       --------
Total gross deferred tax asse                     4,565          3,551
Less - Valuation allowance                        4,565          3,551

Total deferred tax asset                            $ -          $   -
                                               ========        =========

Under SFAS No. 109, deferred tax assets are to be recognized for the anticipated tax benefits associated with net operating loss carryforwards and deductible temporary differences, unless it is more likely than not that some or all of the deferred tax assets will not be realized. The adjustment is made by a valuation allowance.

Since the realization of the net operating loss carryforwards and deductible temporary differences is less likely than not, a valuation allowance has been established for the full amount of the tax benefits.

Tax loss carryforwards of the Company totaling $50,876,000 are unlimited in duration, denominated in NIS and linked to the Israeli CPI.

Tax loss carryforwards of a U.S. subsidiary totaling $ 3,954,000 expire between 2017 and 2021.

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9   -        TAXES ON INCOME (Cont.)
------            ---------------

                  E.       Tax Assessments

The Company and its subsidiary have not received final tax assessments for income tax purposes since incorporation.


NOTE 10   -       SUPPLEMENTARY BALANCE SHEET INFORMATION

                  A.       Other Receivables

Comprised as follows:
                                                           December 31,
                                            ------------------------------------
                                                     2 0 0 3          2 0 0 2
                                             -----------------------------------
                                                         (in thousands)
Interest receivable on long-term investments      $     406         $    634
Loan to former employee (*)                             132               -
Research and development participation
  from the Government of Israel                          -               447
Tax authorities                                          -               209
Others                                                   76              154
                                                   --------------- -------------
                                                   $    614            1,444
                                                    =============   ===========

(*) Interest bearing loan granted to former employee under mediation and arbitration procedures between the company and the former employee. The loan is secured by a pledge of shares of the Company. For further details see note 7C.


                  B.       Other Payables and Accrued Expenses

                              Comprised as follows:
                                                            December 31,
                                               ---------------------------------
                                                     2 0 0 3          2 0 0 2
                                             -----------------------------------
                                                          (in thousands)

Payroll and related amounts                     $      2,387        $    2,035
Accrued expenses                                       1,109               419
Royalties to the Government of I                         274                43
Others                                                   174                 2
                                                      ------------- ------------
                                                $      3,944          $  2,499
                                                         ===========   =========

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11   -       SUPPLEMENTARY STATEMENT OF OPERATIONS INFORMATION
-------           -------------------------------------------------

                  A.       Geographic Information

The following is a summary of revenues and long-lived assets by geographic area. Revenue is attributed to geographic region based on the location of the customers.

                                                   Year ended December 31,
                             --------------------------------------------------
                                    2 0 0 3          2 0 0 2         2 0 0 1
                               -------------------------------------------------
                                             (in thousands)
Revenues:
United States                  $     4,101     $     1,285   $        680
Korea                                2,370              45             14
Israel                               1,842           3,170          3,070
Mexico                               1,784               -              -
Italy                                1,120             913            326
Canada                                 313              93          2,989
Switzerland                             92             144          5,329
Other foreign countries
 (mainly European)                   3,321             986          1,641
                               ------------   -------------   ------------
                                 $  14,943     $     6,636     $   14,049
                                 ==========     ===========     ==========

                                                 December 31,
                                 -----------------------------------------------
                                  2 0 0 3          2 0 0 2         2 0 0 1
                                 -----------------------------------------------
                                                (in thousands)
Long-lived assets:
Israel                          $     4,785     $     4,781    $     6,330
United States                           477             571          1,217
                                 -------------   -------------   ------------
                                $     5,262     $     5,352    $     7,547
                                  ===========     ===========    ===========


                  B.       Sales to Major Customers

The following table summarizes the percentage of revenues from sales to major customers (exceeding 10% of revenues for the year).

                                            Year ended December 31,
                                     ------------------------------------
                                   2 0 0 3         2 0 0 2         2 0 0 1
                                  ---------------------------------------------

Customer A                             23%            (*)            (*)
Customer B                             17%            (*)            (*)
Customer C                             (*)            45%            19%
Customer D                             (*)            14%            (*)
Customer E                             (*)            (*)            35%
Customer F                             (*)            (*)            19%
  (*) - Less than 10%.

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11   -       SUPPLEMENTARY STATEMENT OF OPERATIONS INFORMATION (Cont.)
-------           -------------------------------------------------

                  C. Cost of Revenues:

                                                                            Year ended December 31,
                                                           -------------------------------------------------
                                                                2 0 0 3          2 0 0 2         2 0 0 1
                                                           -------------------------------------------------
                                                                               (in thousands)
Materials and production expenses                            $     7,314     $     4,110    $     5,650
Salaries, wages and  employee benefits                               318             402            522
Depreciation and amortization                                        536             412            243
Other manufacturing costs                                            385             356            343
                                                                   8,553           5,280          6,758
Increase in finished
products and work-in-process                                        (766)           (691)          (672)
                                                                   7,787           4,589          6,086
Royalties to the Government of Israel                                388             144            364
                                                             -------------   -------------  -------------
                                                             $     8,175     $     4,733    $     6,450
                                                               ===========     ===========    ===========


NOTE 12   -       RELATED PARTIES

Payroll and related amounts to related parties in 2003, 2002 and 2001 were $147,000, $406,000 and $259,000 respectively.